

June 9, 2011

Mr. Scott F. Drill
Chief Executive Officer
Insignia Systems, Inc.
8799 Brooklyn Blvd.
Minneapolis, MN 55445

> **Re:** **Insignia Systems, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the quarter ended March 31, 2011**
> **File No. 1-13471**

Dear Mr. Drill:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010 filed March 16, 2011

Management's Discussion and Analysis, page 15

1. Refer to your discussion of revenues on page 17. Please revise to quantify the changes in revenues due to increases in revenues per sign and decreases in the number of signs pursuant to the guidance in Financial Reporting Codification section 501.04.

2. Also, we note that the expiration of the registrant's contract with Kroger could have a material adverse impact on service revenues for 2011. Please expand the discussion to include the amount of revenues from this customer for 2010 and 2009.

Financial Statements

Note 6 – Income Taxes, page 39

3. We note that on February 9, 2011, you and News America entered into a settlement agreement to settle an ongoing lawsuit and that News America paid you $125 million in conjunction with the settlement. We also note that you released $7.9 million of valuation allowance in 2010 due to the expectation of future taxable income as a result of the News America marketing lawsuit settlement. Please either revise the disclosure to state the change in facts with regard to the lawsuit that occurred on or before December 31, 2010 that support your change in valuation allowance as of December 31 or tell us the basis for recording a change in the valuation allowance as of December 31 based on an event that occurred after the balance sheet date. Please use the guidance found in ASC section 740-10-25-8, which states that a change in facts after the reporting date but before the financial statements are issued or available should be recognized in the period in which the change in facts occurs, and ASC sections 740-10-55-119 and 450-25 in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director